Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

Viacom International Media Networks and GigaMedia

Announce New Developments Around World’s First

SPONGEBOB SQUAREPANTS

Massively Multiplayer Online Game (MMOG)

Expansions Include Content, Mobile Platforms and

Europe, Russia and Latin America Publishing

Singapore/Taipei/London/New York, September 21, 2011 – Viacom International Media Networks (VIMN), a division of Viacom Inc (NYSE: VIA, VIA.B), and leading Asian online games company GigaMedia Limited (NASDAQ: GIGM) today announced new developments in their multi-year partnership around the first Massively Multiplayer Online Game (MMOG) based upon Nickelodeon’s global smash hit, SpongeBob SquarePants. The companies will double the amount of content in the game, develop an iOS mobile game, and expand publishing internationally.

Announced in June 2010, the SpongeBob SquarePants MMOG is the first Nickelodeon television property to be developed as an MMOG, and Viacom’s first to be developed outside of the United States.

The SpongeBob SquarePants MMOG will launch first in Taiwan in 2012 followed by rollout in multiple languages for players in China, Korea, Japan, Southeast Asia and India. As part of the new developments announced today, GigaMedia will also publish the game in Europe, Russia and Latin America.

The SpongeBob SquarePants creative team at the Burbank-based Nickelodeon Animation Studios has been working closely with GigaMedia and their development partner BlueArk Entertainment to develop the online environment and SpongeBob SquarePants avatars, allowing players to create, customize and personalize their experience. The SpongeBob SquarePants MMOG will be designed to appeal to broad demographics, allowing players to play as characters including SpongeBob, Patrick, Squidward and others.

The game will use the Unity game engine from Unity Technologies. Unity is rapidly gaining recognition as an integrated development system for browser-based 3D games, and as a multiplatform tool it is also used for iPhone, Wii, PC, and Mac games.

The free-to-play model will offer an online store where users can purchase a range of bespoke items to populate and customize their experience, and will also feature a wide range of video and simple Flash®-based games allowing users of all skill-levels and ages to interact and share their SpongeBob SquarePants experiences online.

Full details of the game’s content, objectives, rules, challenges, customization elements and add-on enhancements will be announced in 2012.

About Viacom International Media Networks:

Viacom International Media Networks (VIMN), a unit of Viacom Inc. (NYSE: VIA, VIA.B), is comprised of many of the world’s most popular multimedia entertainment brands, including MTV, Nickelodeon, Comedy Central, BET, non-premium Paramount branded channels, VH1, VIVA, MTVNHD, Tr3s: MTV, Musicá y Mas, TMF (The Music Factory), COLORS and Game One.

About GigaMedia:

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

MEDIA CONTACT INFORMATION:

Viacom Int’l Media Networks	GigaMedia Limited
Todd Phillips	Brad Miller
Communications	Investor Relations Director
T: +61 410 992 480	T: + 8862 2656-8016
E: todd.phillips@mtvna.com.au	E: brad.miller@gigamedia.com

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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